UNITED STATES              OMB APPROVAL
                    SECURITIES AND EXCHANGE COMMISSION  OMB NUMBER: 3235-0058
                            Washington, D.C. 20549     Expires: June 30, 1994
                                                     Estimated average burden
                                    FORM12b-25    Hours per response.....2.50
                                                              SEC FILE NUMBER
               NOTIFICATION OF LATE FILING                             014754
          (Check One):   Form 10-K    Form20-F    Form 11-K    Form 10-Q
          Form N-SAR
                                                                 CUSIP NUMBER
                                                                  284853 10 8

          For period Ended :          July 31, 1996
          [   ] Transition Report on Form  10-K
          [   ] Transition Report on Form  20-F
          [   ] Transition Report on Form  11-K
          [   ] Transition Report on Form  10-Q
          [   ] Transition Report on Form  Form N-SAR
          For the Transition Period Ended:


          Read Instruction (on back page) Before Preparing Form. Please Print or Type.
          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
          PART 1 -  REGISTRANT INFORMATION

          Full Name Of Registrant
          Electric & Gas Technology, Inc.

          Former Name if Applicable          N/A

          Address of Principal Executive Office (Street and Number) 13636 Neutron Road

          City, State, and Zip Code          Dallas, Tx. 75244-4410

          PART II - Rules 12b-25(b) AND (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to 12b-25(b), the following should be completed. (Check box if appropriate)

               (a) The reasons described in reasonable detail in part III of this form could not be eliminated without unreasonable effort or expense:

               (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenthcalender day following the prescribed due date: or the subject quarterly report of transitionreport on Form 10-Q, or portion thereof will be filed on or before the fifth calender day following the prescribed due date: and

               (c) The accountant s statement or other exhibit required by Rule 12-b-25 has been attached if applicable.

          PART III - NARRATIVE

          State below in reasonable detail the reasons why the Form 10-Q, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets If Needed)

               The company is in the final stage of refinancing certain long-term debt. This refinancing effects the classification of debt on the balance sheet. Additional time is needed to complete documentation and closing of this transaction.

          Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the
          subject report or portion thereof?   Yes    No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                            (Name of Registrant as Specified in Charter)
               Caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

          Date   October 28, 1996           By  /s/ Edmund W. Bailey
          INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and the title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than the executive office), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                       ATTENTION
          Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).




          GENERAL INSTRUCTIONS
          This form is required by Rule 12b-25 (17 CFR 240.12b-25f) of the General Rules and Regulations under the Securities Exchange Act of 1934.

          One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities Exchange commission, Washington D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

          A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

          Amendments to the notifications must be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as amended notification.
          5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                                 Jackson & Rhodes P.C.
                              Certified Public Accountants
                            8140 Walnut Hill Lane, Suite 800
                                   Dallas, Tx. 75231
                                      214-361-7588


          October 25, 1996

          Securities and Exchange Commission
          Washington, D.C.

                         Re: Electric & Gas Technology, Inc. Form 12b-25

          Gentlemen:

          As auditors for Electric & Gas Technology, Inc., this correspondence is intended to confirm the statement contained in
          Part II of the subject Form relating to the classification of debt in the financial statements of Electric & Gas Technology, Inc. As of July 31, 1996. The Company is currently attempting to refinance certain long term debt. The refinancing is expected to be very substantial and will affect the classification of the debt in the balance sheet. The Company expects to complete the subject transaction in time to timely file the subject Form 10k during the late filing period provided by the Form 12b-25.

          Sincerely,


          /s/ Jackson & Rhodes P.C.